S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

                                           S   A   M   E   X      M   I   N   I   N   G      C   O   R   P.

NEWS RELEASE - No. 12-06

        December 5, 2006

IP GEOPHYSICAL SURVEY UNDERWAY - INCA PROJECT, CHILE

An IP geophysical survey over parts of the INCA project in Chile has been initiated using contractor, Zonge Engineering.  The current program is comprised of two, five kilometer-long lines with 100 meter “a” spacing.  The two lines are positioned to confirm and provide further information about two important IP anomalies (see map below) that were identified from an earlier geophysical study (pre SAMEX), which was conducted by another party over a part of the INCA project area in 1991 (as mentioned in News Release No. 10-06, October 26, 2006).  The new SAMEX lines will also be extended much further southward over gravel-covered pampa to search for additional, possibly concealed, porphyry-copper targets.  When completed the current IP survey results may have an impact on the original target concepts and sizes within the INCA project area (see News Release No. 6-06, March 24, 2006), possibly providing evidence of more extensive disseminations of mineralization then originally considered.

One of the original IP anomalies is shown to have a strong chargeability expression (22 to 28 mV/sec) and is an elongate-shaped area measuring 1200 meters by 400 meters.  This anomaly is centered over and aligned with a zone of copper-sulfide mineralized veins exploited via shafts to depths down to 300 meters (Puntilla, Matilde, Concepcion, San Antonio).  Several of the shafts also intersected disseminated and veinlet primary copper-sulfide mineralization in quartz-sericite-pyrite- and biotite-altered intrusive rock below oxidation effects at vertical depths of around 70 meters.  The latter pyritiferous, altered and copper-mineralized intrusive rock is the likely cause of this strong IP anomaly.  The results of the previous survey suggest that this anomaly is open ended in a south-southeast direction toward and beneath an area of higher terrain where breccia pipes and zones/chimneys of fractured rock were mined on a small scale for oxide copper- and secondary enriched copper sulfide (Barraza, Manto Cuba, San Pedro).  In this latter area, several shafts and some old drilling (core now in SAMEX possession) also intersected deeper seated, disseminated and veinlet primary copper-sulfide mineralization hosted by sericite- and biotite (potassic)-altered intrusive rocks.

The second IP anomaly (22 to 24 mV/sec) being evaluated was defined by one line of the 1991 survey and is positioned over the south end of a fracture zone mined in the past high on a hillside via open cut for oxide-copper mineralization (Tucumana).  The map expression of the anomaly measures 400 meters across.  Of interest, several old angled drill holes (core now in SAMEX possession), which were extended sufficiently deep, intersected primary copper-sulfide mineralization hosted by quartz-sericite-pyrite altered porphyritic intrusive rock at vertical depths 90 meters beneath the pit floor.   This IP anomaly is open ended in a southeast direction toward another area (Providencia) where a tourmalinized collapse-breccia body was mined to 60 meters depth for oxide and enriched copper ores.

The new IP survey information should also help provide good depth control to the top of the primary copper sulfide mineralization over a larger area of the property, beyond the areas of pre-existing exploration and mine workings.  Depending on results, further geophysical studies may be conducted.  The survey results will also be used in the final planning of the core drilling program which is being designed to test multiple large porphyry-copper-gold-molybdenum targets at INCA.

“Robert E. Kell”

Vice President - Exploration

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP.  Mr. Kell is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

IP ANOMALIES – INCA PROJECT, CHILE

(IP anomalies are from a 1991 survey by another party)